EXHIBIT 99.1

Marine Harvest (OSE:MHG, NYSE:MHG): Marine Harvest completes the purchase of farming assets on the East Coast of Canada

With reference to the stock exchange announcement of 19 December 2016.

The Court of Queen's Bench of New Brunswick has approved Marine Harvest as the purchaser of the assets owned by the Gray Aqua Group of Companies. Marine Harvest is pleased with the decision and looks forward to detail a production plan and investment framework for the East Coast of Canada.

For queries, please contact:

Alf-Helge Aarskog (CEO) +47 905 97 529
Ivan Vindheim (CFO) +47 958 71 310

Forward-looking Statements
This stock exchange announcement may be deemed to include forward-looking statements, such as statements that relate to the production capacity of the acquired assets, the expected harvest volume of the acquired assets and the expected closing of the transaction and its timing. Forward-looking statements are typically identified by words or phrases, such as "expect" and similar expressions or future or conditional verbs such as "may", "will", "should", "would", and "could". Forward-looking statements are Marine Harvest's current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties, including operational factors that may affect the production capabilities of the acquired assets and failure to satisfy conditions precedent for the acquisition. All forward-looking statements included in this release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.